 # Barrington Research™

U.S. Physical Therapy, Inc.

USPH: NYSE

Current Price:	$78.18	Rating:	OUTPERFORM
Range (52 wk):	$101.20 - $62.77	Risk:	Aggressive
Mkt Cap (mil):	$1,181	Target:	$98

July 1, 2025

Michael Petusky, CFA
(312) 634-6320
mpetusky@brai.com



FY: Dec	EPS	PE
2024A	2.45	31.9
2025E	2.42	32.3
2026E	2.75	28.4

Company Description

U.S. Physical Therapy, Inc. operates outpatient physical therapy clinics, which provide pre-and post-operative care and treatment for orthopedic-related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. It operates through the Physical Therapy Operations and Industrial Injury Prevention Services segments. The Physical Therapy Operations segment consists of physical therapy and occupational therapy clinics that provide pre-and postoperative care and treatment for orthopedic related disorders, sports-related injuries, preventive care, rehabilitation of injured workers and neurological injuries. The Industrial Injury Prevention Services segment includes onsite injury prevention and rehabilitation, performance optimization and ergonomic assessments. The company was founded in 1990 and is headquartered in Houston, TX.

NDR with USPH Management Encouraging; Suggests Multi-Year Medicare Pricing Headwinds Could be Ending; OUTPERFORM Rated; Price Target is $98

- We spent three days last week with Carey Hendrickson, USPH CFO, as he met with various investors based in Denver and Portland. Some highlights below.

- **Medicare reimbursement:** Outpatient physical therapy (PT) has faced reimbursement headwinds associated with Medicare each year since 2021, including an approximate 2.9% cut in 2025. Most investors last week were understandably focused on management's go-forward outlook regarding Medicare pricing in the space. As a reminder, USPH leadership has hoped for and has expected a more rational CMS pricing methodology for outpatient physical therapy starting in FY/26 and there is now some evidence that supports this view. Within the House version of the "Big Beautiful Bill" (BBB), outpatient physical therapy would receive over a 2% increase in reimbursement for Medicare patient visits in 2026. In the latest Senate version of the BBB, a 2.5% reimbursement increase for the physician fee schedule (to which outpatient PT has been historically attached) has been included. Either of these proposals would represent a positive paradigm shift for USPH and the outpatient PT space. While the BBB remains in process and changes could certainly occur which could remove this proposed pricing relief out of the final bill, it appears that lawmakers in both chambers share at least a general recognition that endless pricing cuts to a space that provably saves the healthcare system money is not appropriate and perhaps should be rectified. Management seems hopeful that even if the final BBB does not include positive updates for outpatient PT, CMS will provide outpatient PT some modest price relief for 2026. If this occurs, we believe that USPH would be well-positioned to resume its prior-to-2021 history of solid margin expansion.

- **PT quick hits:** The company suggested that its strong PT patient visit momentum from March generally continued into April and May. Management also appears quite happy with the early results from the Metro transaction, including a 5% improvement in Metro's net rate per patient visit since the deal was closed in Q4/24. Finally, management stated that the company's workers compensation business now has a net rate per visit of around $150 and that the company continues to add business in this lucrative area.

- **IIP:** The company also continues to be bullish regarding its industrial injury prevention (IIP) business that now has reached a revenue run rate of around $110 million. As a reminder, IIP has been delivering double-digit organic revenue growth for the past several quarters - with an above-average gross margin – and management seems hopeful that IIP's strong top-line growth trends will continue for the foreseeable future.

- **Recommendation:** We are maintaining our **OUTPERFORM** investment rating on USPH shares and our price target remains $98. We arrive at our target by attaching a 17.5x multiple to our FY/25 adjusted EBITDA estimate. We will assume $95 million in net debt 12 months from now. We know USPH shares can experience significant multiple expansion when solid top-line growth is combined with strong margin expansion (see 2010-2019). In short, if Medicare pricing headwinds abate, we think such a backdrop will be in place once again and that this idea will be poised to go on a (very justified) run.

USPH-in 000 ex EPS	Q1A	Q2A	Q3A	Q4A	2023A	Q1A	Q2A	Q3A	Q4A	2024A	Q1A	Q2E	Q3E	Q4E	2025E	Q1E	Q2E	Q3E	Q4E	2026E	2027E
Net Patient Revenues	126,581	129,280	127,243	131,452	514,556	131,075	140,271	139,146	150,060	560,552	152,547	165,875	164,537	166,777	649,736	164,536	178,904	177,461	179,878	700,779	755,744
Other Revenue	21,928	22,205	22,764	23,349	90,246	24,600	26,919	28,887	30,387	110,793	31,241	30,553	31,054	32,666	125,514	33,584	32,845	33,383	35,116	134,927	143,697
Total Net Revenues	148,509	151,485	150,007	154,801	604,802	155,675	167,190	168,033	180,447	671,345	183,788	196,428	195,591	199,443	775,250	198,120	211,749	210,844	214,994	835,706	899,441
Salaries/related costs	86,040	86,871	89,846	90,633	353,390	93,731	96,334	99,835	109,494	399,394	111,249	113,535	115,398	119,267	459,450	120,061	123,238	123,133	127,921	494,353	531,570
Rent, clinic, other	30,100	30,844	30,707	32,080	123,731	31,916	35,277	33,914	36,333	137,440	39,384	39,482	39,314	40,487	158,667	40,416	42,350	43,223	44,074	170,063	181,687
Prov for doubtful accts	1,512	1,563	1,525	1,572	6,172	1,627	1,717	1,721	1,847	6,912	1,848	1,964	1,956	1,994	7,763	1,981	2,117	2,108	2,150	8,357	8,994
Corporate office/other	13,859	12,145	12,048	31,396	69,448	14,085	14,249	17,817	18,235	64,386	11,665	18,268	18,386	18,548	66,867	18,623	19,057	18,976	19,134	75,791	80,950
Operating income	16,998	20,062	15,881	(880)	52,061	14,316	19,613	14,746	14,538	63,213	19,642	23,178	20,537	19,147	82,504	17,038	24,986	23,404	21,714	87,143	96,240
Other Income (net)	(2,602)	(967)	(102)	986	(2,685)	440	(4,818)	(2,410)	3,784	(3,004)	(2,314)	(2,000)	(1,850)	(1,750)	(7,914)	(1,650)	(1,550)	(1,450)	(1,350)	(6,000)	(5,000)
MI in Sub LPs	4,017	3,945	2,968	(1,949)	8,981	3,571	4,206	3,149	3,250	14,176	3,569	5,893	5,085	5,186	19,733	5,151	6,352	5,482	5,590	22,575	24,285
Pretax income	10,379	15,150	12,811	2,055	40,395	11,185	10,589	9,187	15,072	46,033	13,759	15,286	13,602	12,211	54,857	10,237	17,084	16,472	14,775	58,567	66,955
Taxes	2,969	4,231	3,557	1,399	12,156	3,139	3,083	2,559	5,828	14,609	3,860	4,280	3,808	3,419	15,368	2,866	4,783	4,612	4,137	16,399	18,747
Net Inc-cont ops	7,410	10,919	9,254	656	28,239	8,046	7,506	6,628	9,244	31,424	9,899	11,006	9,793	8,792	39,490	7,371	12,300	11,860	10,638	42,168	48,208
Net Income	7,410	10,919	9,254	656	28,239	8,046	7,506	6,628	9,244	31,424	9,899	11,006	9,793	8,792	39,490	7,371	12,300	11,860	10,638	42,168	48,208
S/O	13,024	13,720	14,987	14,987	14,180	15,017	15,072	15,077	15,089	15,064	15,132	15,225	15,250	15,275	15,221	15,300	15,325	15,350	15,375	15,338	15,550
EPS	0.58	0.64	0.51	(0.38)	1.28	0.46	0.47	0.39	0.52	1.84	0.80	0.72	0.64	0.58	2.74	0.48	0.80	0.77	0.69	2.75	3.10
Adj EPS	0.59	0.76	0.62	0.59	2.57	0.51	0.73	0.69	0.51	2.45	0.48	0.72	0.64	0.58	2.42	0.48	0.80	0.77	0.69	2.75	3.10
Patient visits (in thous)	1,227.49	1,267.14	1,242.95	1,267.84	5,005.42	1,268.00	1,335.34	1,317.05	1,432.80	5,353.19	1,443.81	1,555.67	1,534.36	1,568.92	6,102.76	1,530.44	1,649.01	1,626.43	1,663.05	6,468.93	6,857
Rev per visit $	103.12	102.03	102.37	103.68	102.80	103.37	105.05	105.65	104.73	104.70	105.66	106.63	107.23	106.30	106.46	107.51	108.49	109.11	108.16	108.32	110.21
Operating margin	8.7%	10.6%	8.6%	0.7%	7.1%	6.9%	9.2%	6.9%	6.3%	7.3%	8.7%	8.8%	7.9%	7.0%	8.1%	6.0%	8.8%	8.5%	7.5%	7.7%	8.0%
Bad debt expense%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Salaries and related%	57.9%	57.3%	59.9%	58.5%	58.4%	60.2%	57.6%	59.4%	60.7%	59.5%	60.5%	57.8%	59.0%	59.8%	59.3%	60.6%	58.2%	58.4%	59.5%	59.2%	59.1%
Rent, clinic, other%	20.3%	20.4%	20.5%	20.7%	20.5%	20.5%	21.1%	20.2%	20.1%	20.5%	21.4%	20.1%	20.1%	20.3%	20.5%	20.4%	20.0%	20.5%	20.5%	20.3%	20.2%
G&A expense/other%	9.3%	8.0%	8.0%	20.3%	11.5%	9.0%	8.5%	10.6%	10.1%	9.6%	6.3%	9.3%	9.4%	9.3%	8.6%	9.4%	9.0%	9.0%	8.9%	9.1%	9.0%
MI expense%	2.7%	2.6%	2.0%	-1.3%	1.5%	2.3%	2.5%	1.9%	1.8%	2.1%	1.9%	3.0%	2.6%	2.6%	2.5%	2.6%	3.0%	2.6%	2.6%	2.7%	2.7%
Tax Rate	28.6%	27.9%	27.8%	68.1%	30.1%	28.1%	29.1%	27.9%	38.7%	31.7%	28.1%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%
Dep&Amortiz	3,788	3,827	3,967	4,113	15,695	4,095	4,514	4,387	5,685	18,681	5,863	5,750	5,750	5,750	23,113	6,000	6,000	6,000	6,000	24,000	24,500
Stock comp exp	1,806	1,786	1,859	1,785	7,236	1,997	1,919	1,921	1,986	7,823	1,771	2,250	2,350	2,400	8,771	2,500	2,500	2,550	2,550	10,100	10,750
Capital expenditures	2,059	2,464	2,551	2,220	9,294	1,838	2,336	2,523	2,489	9,186	2,579	2,500	2,500	2,500	10,079	2,750	2,750	2,750	2,750	11,000	12,000
EBITDA margin	12.4%	14.3%	12.4%	12.3%	12.8%	10.7%	13.2%	12.5%	12.1%	12.2%	10.6%	12.9%	12.0%	11.1%	11.7%	10.3%	12.8%	12.6%	11.5%	11.8%	11.9%
Adj EBITDA	18,478	21,667	18,586	18,986	77,717	16,676	22,124	21,071	21,802	81,673	19,539	25,286	23,552	22,111	90,487	20,387	27,134	26,472	24,675	98,667	107,205
FCF-(act/est M&A spend)	3,494	22,722	(1,141)	21,027	46,102	(13,390)	3,932	17,096	(74,971)	(67,333)	(11,465)	11,006	9,793	8,792	18,126	7,371	12,300	11,860	10,638	42,168	47,708

	REV $	YR/YR REV CHG %	Operating INC $	Operating MGN %	EBITDA $	EBITDA MGN %	PRE TAX INC $	PRE TAX MGN %	TAX RATE %	ADJ EPS $	GAAP EPS $	SHARES
2023-1QA	148,509	12.8%	16,998	11.4%	18,478	12.4%	10,379	7.0%	28.6%	0.59	0.58	13,024
2QA	151,485	7.7%	20,062	13.2%	21,667	14.3%	15,150	10.0%	27.9%	0.76	0.64	13,720
3QA	150,007	7.5%	15,881	10.6%	18,586	12.4%	12,811	8.5%	27.8%	0.62	0.51	14,987
4QA	154,801	9.6%	(880)	-0.6%	18,986	12.3%	2,055	1.3%	68.1%	0.59	(0.38)	14,987
F2023A	604,802	9.3%	52,061	8.6%	77,717	12.8%	40,395	6.7%	30.1%	2.57	1.28	14,180
2024-1QA	155,675	4.8%	14,316	9.2%	16,676	10.7%	11,185	7.2%	28.1%	0.51	0.46	15,017
2QA	167,190	10.4%	19,613	11.7%	22,124	13.2%	10,589	6.3%	29.1%	0.73	0.47	15,072
3QA	168,033	12.0%	14,746	8.8%	21,071	12.5%	9,187	5.5%	27.9%	0.69	0.39	15,077
4QA	180,447	16.6%	14,538	8.1%	21,802	12.1%	15,072	8.4%	38.7%	0.51	0.52	15,089
F2024A	671,345	11.0%	63,213	9.4%	81,673	12.2%	46,033	6.9%	31.7%	2.45	1.84	15,064
2025-Q1A	183,788	18.1%	19,642	10.7%	19,539	10.6%	13,759	7.5%	28.1%	0.48	0.80	15,132
Q2E	196,428	17.5%	23,178	11.8%	25,286	12.9%	15,286	7.8%	28.0%	0.72	0.72	15,225
Q3E	195,591	16.4%	20,537	10.5%	23,552	12.0%	13,602	7.0%	28.0%	0.64	0.64	15,250
Q4E	199,443	10.5%	19,147	9.6%	22,111	11.1%	12,211	6.1%	28.0%	0.58	0.58	15,275
F2025E	775,250	15.5%	82,504	10.6%	90,487	11.7%	54,857	7.1%	28.0%	2.42	2.74	15,221
2026-Q1E	198,120	7.8%	17,038	8.6%	20,387	10.3%	10,237	5.2%	28.0%	0.48	0.48	15,300
Q2E	211,749	7.8%	24,986	11.8%	27,134	12.8%	17,084	8.1%	28.0%	0.80	0.80	15,325
Q3E	210,844	7.8%	23,404	11.1%	26,472	12.6%	16,472	7.8%	28.0%	0.77	0.77	15,350
Q4E	214,994	7.8%	21,714	10.1%	24,675	11.5%	14,775	6.9%	28.0%	0.69	0.69	15,375
F2026E	835,706	7.8%	87,143	10.4%	98,667	11.8%	98,667	11.8%	28.0%	2.75	2.75	15,338

US Physical Therapy
USPH - NASDAQ
FY: December

FINANCIAL DATA
(in thousands, except per share data)

Barrington Research

BALANCE SHEET DATA		Q1-2025	2024	2023
Total Assets	(000s)	1,179,687	1,167,467	997,238
Cash & Equivalents	(000s)	39,183	41,362	152,825
Receivables	(000s)	90,896	85,666	69,720
Current Assets	(000s)	145,353	137,583	233,375
Current Liabilities	(000s)	123,795	116,283	102,185
Working Capital	(000s)	21,558	21,300	131,190
Net LTD	(000s)	117,312	112,167	(6,143)



EQUITY RATING SYSTEM:

(1)	**OUTPERFORM**	Expected to outperform the market (S&P 500) over the next 12 months. Sound or improving company fundamentals. Potential exists for a near-term catalyst. Undervalued at current levels.
(2)	**MARKET PERFORM**	Expected to perform roughly in line with the market (S&P 500) over the next 12 months. Long-term potential exists, but no near-term catalyst apparent. Fairly valued at current levels.
(3)	**UNDERPERFORM**	Expected to underperform the market (S&P 500) over next 12 months. Company fundamentals may be deteriorating. Fully valued or over-valued at current levels

PRICE TARGET METHOD/RISKS: In developing a price target for this company, we used EV/EBITDA. There are, however, risks that our target price will not be achieved. These include, but are not limited to, failure of the company to meet our revenue or earnings estimates.

DISTRIBUTION OF RATINGS: The following is a list of ratings for companies covered by Barrington Research Associates, Inc., as of March 31, 2025: The number of companies rated OUTPERFORM was 84 and represented 81% of all companies on the coverage list. The number of companies rated MARKET PERFORM was 20 and represented 19% of all companies on the coverage list. The number of companies rated UNDERPERFORM was 0 and represented 0% of all companies on the coverage list. Also, as of March 31, 2025, Barrington Research Associates, Inc. has provided investment banking services, within the last 12 months, to 43% (36 of 84) of the companies that had OUTPERFORM ratings, 10% (2 of 20) of the companies that had MARKET PERFORM ratings, and 0% (0 of 0) of the companies that had UNDERPERFORM ratings.

Analyst Certification: The research analyst responsible for the preparation of this research report, Michael Petusky, CFA hereby certifies that his views about the companies and their securities expressed in this report accurately reflect his personal opinions. The analyst also certifies that no part of his compensation is directly or indirectly related to the specific recommendations or views contained in this report.

Research analysts, including those involved in the preparation of this report, received no direct compensation in connection with the firm's investment banking activities. Analyst compensation, which is made up of salary and bonus, is based upon numerous factors including stock price performance, quality of analysis, and investor client feedback, as well as the overall profitability of the firm, which is impacted by all of the firm's business activities and includes, among other things, institutional equity trading and investment banking services. Investment banking services, as defined under FINRA Rule 2241, includes, among other things, acting as an underwriter in or as a member of the selling group in a securities underwriting. The analyst responsible for this report, Michael Petusky, CFA or a member of the analyst's household does not own shares of the common stock of this company. FINRA has adopted rules that prohibit research analysts from trading in securities of covered companies during specified time periods before and after the publication of research reports.

Barrington Research Associates, Inc. is a full-service financial services firm that offers a wide variety of services and products to its clients. Investors should assume that Barrington Research is seeking or will seek investment banking or other business relationships with the companies under its research coverage. Barrington Research has not received investment banking-related compensation from this company within the past 12 months nor does it expect to within the next three months.

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Main: (312) 634-6000
Trading: (800) 233-6205
Fax: (312) 634-6350

INVESTMENT RESEARCH

Vincent A. Colicchio, CFA	vac@brai.com	(312) 634-6362
Alexander Paris, Jr., CFA	aparis@brai.com	(312) 634-6352
Michael Petusky, CFA	mpetusky@brai.com	(312) 634-6320
Gary Prestopino, CFA	gprestopino@brai.com	(312) 634-6369
Patrick Sholl, CFA	psholl@brai.com	(312) 634-6391
Milan Stanic (Editorial)	mstanic@brai.com	(312) 634-6000
Kevin Steinke, CFA	ksteinke@brai.com	(312) 634-6392

INSTITUTIONAL SALES

Craig E. Christensen	cec@brai.com	(312) 634-6356
Frank P. Clarke	fclarke@brai.com	(212) 878-3683
Christopher J. Paris	cp@brai.com	(312) 634-6382
Melissa Paris	mparis@brai.com	(312) 634-6349
Jim Fitzgerald	jfitzgerald@brai.com	(312) 634-6333
Michael Hutchison	mh@brai.com	(312) 634-6354

TRADING (800) 233-6205

Christopher J. Paris	cp@brai.com	(312) 634-6382
Michael Hutchison	mh@brai.com	(312) 634-6374

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